UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2021

Commission File Number 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Shlomo Kaplan Street, Tel Aviv, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Form S-8 File Nos. 333-132954, 333-207335, 333-211113, 333-228075, 333-235322 and 333-240141.

Annual General Meeting

Check Point Software Technologies Ltd. (the “Company”) held its Annual General Meeting on August 10, 2021. A total of 99.1 million Ordinary Shares, par value NIS 0.01 per share, of the Company (“Ordinary Shares”) held by shareholders of record at the close of business on July 1, 2021 (the “Record Date”) were present and entitled to vote at the Annual General Meeting.

At the Annual General Meeting, the Company’s shareholders voted on the following five proposals:

Proposal 1:

To elect the following seven directors to the Board of Directors (the “Board”) to serve until the 2022 annual general meeting of shareholders:

Nominee	For	Against	Abstain
Gil Shwed	97,991,367	743,266	338,823
Jerry Ungerman	91,991,906	6,410,651	670,899
Rupal Hollenbeck	98,969,531	55,122	48,803
Tal Shavit	92,287,144	6,203,911	582,401
Eyal Waldman	98,538,916	191,997	342,543
Shai Weiss	82,537,312	15,959,402	576,742

Each of the nominees was elected by the Company’s shareholders by the requisite majority required under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Proposal 2:

To elect the following two directors as Outside Directors (within the meaning of the Companies Law) for a three year term:

Nominee	For	Against	Abstain
Yoav Chelouche	80,275,857	18,453,169	344,430
Guy Gecht	90,372,697	8,359,412	341,347

Of the Ordinary Shares held by shareholders that indicated that they do not have a Personal Interest and are not a Controlling Shareholder (as such terms are defined in the Companies Law), approximately 81.31% voted for the election of Mr. Chelouche and approximately 91.53% voted for the election of Mr. Gecht.

Each of the nominees was elected by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 3:

To set the size of the Board at nine members:

For	Against	Abstain
98,877,035	158,257	38,164

Proposal 3 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 4:

To approve the appointment and compensation of Company’s independent public accountants:

For	Against	Abstain
90,128,527	8,628,510	316,419

Proposal 4 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 5:

To approve the compensation of the Company’s Chief Executive Officer:

For	Against	Abstain
89,228,513	9,744,185	100,758

Of the Ordinary Shares held by shareholders that indicated that they do not have a Personal Interest and are not a Controlling Shareholder (as such terms are defined in the Companies Law), approximately 86.84% voted for the approval of Proposal 5.

Proposal 5 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Exhibit

Exhibit 99.1	Press Release of the Company, dated August 10, 2021, “Check Point Software Technologies Ltd. Shareholders Approve All 2021 Annual General Meeting Proposals”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ John Slavitt
Name:	John Slavitt
Title:	General Counsel

Date: August 10, 2021

Exhibit

Exhibit 99.1	Press Release of the Company, dated August 10, 2021, “Check Point Software Technologies Ltd. Shareholders Approve All 2021 Annual General Meeting Proposals”.